

2011 ANNUAL REPORT

DAVEY®

THE DAVEY TREE EXPERT COMPANY

Summary Financial Data

(In thousands, except per share data)

	Year Ended December 31,				
	2011	2010	2009	2008	2007
Operating Statement Data:					
Revenues	$ 646,034	$ 591,732	$ 562,111	$ 595,797	$ 506,138
Costs and expenses:					
Operating	426,626	387,272	360,623	382,143	324,415
Selling	104,871	97,794	89,266	95,327	82,449
General and administrative	42,793	40,170	47,077	45,607	38,476
Depreciation	37,818	35,530	36,280	34,374	28,085
Amortization of intangible assets	1,908	1,791	1,677	1,482	1,148
Gain on sale of assets, net	(783)	(437)	(623)	(992)	(515)
Income from operations	32,801	29,612	27,811	37,856	32,080
Interest expense	(3,794)	(2,803)	(2,380)	(3,417)	(3,422)
Interest income	43	46	25	220	404
Litigation settlement	(2,900)	–	–	–	–
Other expense	(2,850)	(2,521)	(1,880)	(2,920)	(542)
Income before income taxes	23,300	24,334	23,576	31,739	28,520
Income taxes	9,235	10,281	9,199	12,718	10,441
Net income	$ 14,065	$ 14,053	$ 14,377	$ 19,021	$ 18,079
Earnings per share--diluted	$ .97	$ .93	$ .92	$ 1.14	$ 1.07
Shares used for computing per share amounts--diluted	14,537	15,031	15,636	16,751	16,844
Other Financial Data:					
Depreciation and amortization	$ 39,726	$ 37,321	$ 37,957	$ 35,856	$ 29,233
Capital expenditures	34,701	34,753	21,838	37,033	37,587
Cash flow provided by (used in):					
Operating activities	54,422	49,275	53,538	55,282	52,341
Investing activities	(34,128)	(39,304)	(21,457)	(51,356)	(38,801)
Financing activities	(22,044)	(349)	(33,049)	(2,382)	(13,822)
Cash dividends declared per share	$ .1700	$ .1700	$ .1700	$ .1700	$ .1625

	As of December 31,				
	2011	2010	2009	2008	2007
Balance Sheet Data:					
Total assets	$ 303,734	$ 288,307	$ 266,072	$ 291,002	$ 231,649
Long-term debt	51,136	61,591	45,843	60,187	32,099
Other long-term liabilities	49,837	38,305	41,494	45,523	33,728
Shareholders' equity	100,726	98,369	97,223	94,783	94,382
Common shares, net outstanding	13,846	14,112	14,572	14,518	14,531
ESOT valuation per share	$ 19.70	$ 18.40	$ 16.60	$ 16.40	$ 15.80

ANNUAL MEETING

The Annual Meeting of Shareholders of The Davey Tree Expert Company will be held on Tuesday, May 15, 2012, at 5:00 p.m. at the Company's corporate headquarters in Kent, Ohio.

ACCESS TO COMPANY REPORTS

All periodic reports filed with the Securities and Exchange Commission (SEC) can be viewed through our Internet website, by hyperlink to the SEC's website (http://www.sec.gov). Also, copies of our Annual Report on Form 10-K are available, without charge, upon written request.

VISIT OUR WEBSITE

To learn more about The Davey Tree Expert Company online, including Davey services, visit us at http://www.davey.com.

To Our Shareholders



Overview

The Company faced a number of significant challenges in 2011 along with an unexpected shift in our typical business cycle. With disappointing results through seven months, we are now pleased to report that the Company finished with an excellent year in many respects--records were set in several categories. We achieved new records in revenues, shareholders' equity, and the value of our stock. Revenue increases were realized across most service lines as a result of creative sales and marketing processes along with some improvement in demand for our services. Despite the challenges of adverse weather in the first and second quarters, and higher fuel costs, our financial performance, including operating earnings, cash flow, and debt management, improved throughout the course of the year. We finished another year very strong financially and are well-positioned to take advantage of future market opportunities.

Revenues were $646,034,000, up 9.2% from the prior year's $591,732,000. Net income of $14,065,000 for 2011 was up .1% from the prior year's $14,053,000. Included in the determination of net income was a pretax charge of $2,900,000 related to a proposed settlement of a class-action lawsuit filed against the Company in California concerning off-duty meal periods and the required content of paycheck stubs. While this



proposed settlement represents a major financial burden, management resolved the lawsuit in the most favorable manner given the circumstances and litigious environment we faced. Due to consistent earnings and a decrease in the number of shares outstanding at the end of the year, our earnings per share increased to $.97 for 2011 from $.93 in 2010. The Company continued to produce strong cash flow from operating activities for 2011 of $54,422,000, up by $5,147,000 or 10.4% from 2010. In 2011, net cash generated from operating activities was sufficient to fund working capital, purchase equipment, and provide for acquisitions. The Company reduced its total debt by $12,776,000 during 2011. Also, shareholders' equity increased to a record level of $100,726,000.

While our revenue and operating performance were up in 2011, the equity markets and our stock valuation peer group were uneven. However, our strong financial performance was the primary driver for the improvement in our year-end stock valuation. Our independent stock valuation firm, Management Planning, Inc., determined that our stock price was $19.70 per share, effective December 31, 2011, which is an increase of $1.70 per share from the mid-year valuation. This is a 9.4% increase in value from the mid-year 2011 price of $18.00, and a 7% increase over the year-end December 31, 2010 price of $18.40. Dividends paid to shareholders remained at $.17 per share and were $2,362,000 in total. Approximately 16.8% of our net income was paid to shareholders in 2011.

All things considered, 2011 was a successful year and our strong financial condition will allow us to continue to advance our strategic plans.

Operations

Utility Services revenue increased $23,587,000 or 7.9% from the prior year, as the result of several factors including new contracts, growth on existing contracts, and storm damage work related to Hurricane Irene. Income from operations declined from the prior year as the economic recession and erratic competition continue to adversely impact our earnings levels in this segment. Unstable business conditions in California continue to present difficulties for our Utility operations, but we have taken the appropriate corrective measures and are moving forward.

Residential and Commercial Services revenue increased $12,855,000, or approximately 5.1%, and income from operations increased by $3,817,000 or 21.5% from the prior year. Continued focus on sales development including the use of mobile technology along with and improvements in consumer demand drove this strong performance. We continue to address our cost structure and aim to improve operational and administrative efficiencies which will positively impact our earnings. The Care of Trees is now fully integrated into our operating structure and management systems, and this has resulted in significant earnings improvement. Our purchase of Hartney Greymont in June of 2010 added an excellent team that has made an immediate contribution to our consolidated performance in 2011.

The Canadian Company increased their revenues by $8,387,000 or 14% during 2011 and generated similar levels of income from operations compared with the prior year. Both Utility Services and Residential/Commercial Services had double-digit revenue growth during 2011. The management team in Canada continues to market and expand the Davey brand nationwide.

The Davey Resource Group total revenues increased 45% over the prior year due to strong sales efforts along with advanced service delivery capabilities. Davey Resource Group's income from operations was very strong and was more than double compared with the prior year.

Shareholders

In May, we held our annual shareholders' meeting. Of the total shares outstanding and eligible to vote, approximately 74.8% were represented at the meeting either in person or by proxy. The shareholders elected the following directors whose terms in office expire in 2014: Sandra W. Harbrecht, J. Dawson Cunningham and R. Douglas Cowan. Directors serving existing terms are William J. Ginn, Douglas K. Hall, John E. Warfel and Karl J. Warnke.

During 2011, approximately 1,272 employees participated in the Employee Stock Purchase Plan, and they purchased 150,253 shares through payroll withholdings of $2,322,911.

In 1997, we created The Davey 401KSOP and ESOP Plan, which is now our primary employee ownership/retirement benefit program. The 401KSOP includes the existing ESOP accounts and added an employee-contributory, company-match feature. The accounts are portable; that is, when employees leave the Company, for whatever reason, they take their accounts with them. Our 401KSOP is predicated on a simple philosophy that retirement planning is a lifelong activity that is the responsibility of every individual and one that must begin at an early age.

At the end of 2011, there were 4,584 employee participants in the 401KSOP, of which 3,544 were actively contributing to their accounts. During 2011, participants contributed $5,233,610 through payroll withholdings. The Company match in 2011 was $2,472,712 in shares of Davey stock. At December 31, 2011, the 401KSOP participants owned 4,391,135 shares of Davey stock, or 31.7% of the Company's total outstanding shares. The value of these shares at the current market price is approximately $86,500,000. There are very few companies, and none in our industry, that have rewarded the majority of their employees with stock ownership of this magnitude.

People

A number of key promotions were announced as part of our continuous succession and management development process.

Ken Clear was promoted to Vice President of Eastern Operations in the Residential/Commercial service line. Prior to his promotion, Ken was a Vice President with The Care of Trees, Inc.

Scott Deevers was promoted to Vice President of Northern Operations in Utility Services. Prior to his promotion, Scott was Vice President of Eastern Operations.

James Doyle was promoted to Vice President and General Manager of the Davey Tree Expert Co. of Canada, Limited. Prior to his promotion, James served as Vice President of Davey Tree Expert Co. of Canada, Limited.

Richard Foote was appointed Vice President of Business Development and Client Services. Prior to his appointment, Richard served as Vice President of Mergers and Acquisitions.

Jim Houston was promoted to Vice President of Midwest Operations in the Residential/Commercial service line. Prior to his promotion, Jim served as Operations Manager of the Northeast Region.

Joseph Paul was promoted to Vice President of The Davey Tree Expert Company. Joe has served as the Company's Treasurer since 2005.

Retirement

Blaire Sayers retired as Vice President and General Manager of the Davey Tree Expert Co. of Canada, Limited, after 43 years of dedicated service. We wish Blaire the very best as he enters into retirement.

The strength of the Davey brand continues to center around the employee shareholders who have created our rich heritage and who are dedicated to the financial health and perpetuity of The Davey Tree Expert Company and our subsidiaries. We remain committed to building upon all of their experiences and to providing personal growth opportunities as we service our ever-expanding markets.

2012

As we look ahead to 2012, our efforts will be concentrated on profitably growing all of our service lines and strengthening our management succession programs.

Despite the improving economic trends, certain global issues could have an impact on our future prospects. The rapidly escalating oil and gasoline prices, rising tensions in the Middle East, and unknown collateral damage stemming from the weak outlook in Europe cause us to remain cautiously optimistic about 2012 and beyond. Our priorities remain focused on profitably growing our customer base within each of our primary business segments and expanding our brand recognition throughout North America. With our demonstrated ability to meet and face issues head-on and our collective resolve to perpetuate employee ownership, we are well prepared to take on the trials ahead including these global challenges. We remain confident and optimistic about the future.

As a valued shareholder, your support is most important to us and, on behalf of the entire Company, I thank you. Please join us at the Shareholders' Meeting on May 15 at the Davey Institute. I look forward to seeing you.

Karl J. Warnke
Chairman, President and Chief Executive Officer

The Davey brand is delivered through our Residential/Commercial and Utility business segments.



Brand

The Davey brand represents the proven heritage and legacy of our past, the innovation, expertise and cutting-edge research and technology that drive our future and our commitment to a strong present. Through our customer-centric approach, Davey organically grows its customer base by understanding and cultivating customer relationships. The brand captures our commitment to an active and passionate employee team through our distinct culture of employee ownership, and our role as an industry leader and environmental steward.

People

Our business is about people. It starts with listening and understanding the customer's request, delivering a solution that meets their needs, and addressing any concerns they have along the way. In the end, our greatest asset is our employees and our greatest resource is our team. Davey employees throughout the United States and Canada work collaboratively as a team to offer residential/commercial and utility customers the best of Davey knowledge, expertise, and services.

Through Davey's Residential/Commercial business segment, we offer customers value for their landscape investment and superior care for their property.



Our customers trust us to provide high-quality services and expert solutions for the varied aspects of their landscapes. This trust is based on our integrity and ability to deliver great service and proven results at a fair price.

Across North America our employees apply the same high standard of care whether it's fertilizing a homeowner's lawn, maintaining the landscape of a government property, providing tree care at a sprawling corporate campus, managing the pristine turf for a golf course, offering wetlands consulting for a new development, or cleaning up debris after a storm. Davey's industry-certified, licensed and insured arborists draw on substantial resources, including the latest research and technology to meet our customers' needs.

When a customer partners with Davey, they are partnering with arborists, landscape experts and support professionals who are dedicated to working hard, working safe and, most importantly, working for them.

Through Davey's Utility business segment, we offer customers reliability and assurance with resource mobilization and a wide variety of resource options.


DAVEY

Whether investor-owned, municipally-owned or a local cooperative, our utility customers expect us to deliver on our promises. We provide our customers with a diverse fleet of equipment, employee expertise and expansive technical resources, all of which assists them in delivering consistent service to the ratepayer.

From traditional line-clearance and vegetation management services, severe weather resource mobilization, to asset management and custom software solutions, we deliver resources across North America when and where our customers need them most.

Our company and employees are committed to working safely and productively, even during severe weather and other critical need situations. It's that "safety as a value" approach and documented safety record that reduces liability concerns and provides assurance that Davey is a partner to depend on.



The Davey Tree Expert Company

Corporate Vision

The Davey brand represents unmatched excellence in client loyalty, employee engagement, financial strength, and value delivered in every market we serve.

Mission Statement

To strategically position ourselves throughout North America in the residential, utility, commercial and government markets as the preferred provider of arboricultural, horticultural,environmental and other related services. To lead our industry with integrity, and deliver sustainable financial returns that support employee ownership and profitable growth.

DAVEY

Proven Solutions for a Growing World

Board of Directors

Karl J. Warnke [G]	Chairman, President & Chief Executive Officer
R. Douglas Cowan [G]	Retired Chairman, The Davey Tree Expert Company
J. Dawson Cunningham [AC]	Retired CFO, Roadway Corporation
William J. Ginn [AC]	Chief Conservation Officer, The Nature Conservancy
Douglas K. Hall [AC]	Retired President & CEO, MDA Federal, Inc.
Sandra W. Harbrecht [AG]	President & CEO, Paul Werth Associates
John E. Warfel [CG]	Retired President, Westfield Financial Corp.

Committees: A - Audit C - Compensation G - Governance

Officers

Karl J. Warnke	Chairman, President & Chief Executive Officer
David E. Adante	Executive Vice President, CFO & Secretary
Howard D. Bowles	Sr. Vice President & GM, Davey Tree Surgery Company
Marjorie L. Conner	Assistant Secretary & Counsel
Patrick M. Covey	Executive Vice President, Operations
George M. Gaumer	Vice President & GM, Commercial Landscape Services
Fred W. Johnson	Vice President, Operations Support Services
Steven A. Marshall	Executive Vice President, Operations
Gordon L. Ober	Vice President, Personnel Recruiting & Development
Joseph R. Paul	Vice President & Treasurer
Richard A. Ramsey	Vice President & GM, Canadian Operations
Thea R. Sears	Assistant Controller
James F. Stief	Vice President & GM, Residential/Commercial Services
Nicholas R. Sucic	Vice President & Controller

Counselors At Law

Thompson Hine LLP	Cleveland, Ohio

Independent Auditors

Ernst & Young LLP	Akron, Ohio

Operations Vice Presidents

Lawrence S. Abernathy	Senior Vice President, Davey Tree Surgery Company
Jack R. Bloomfield	Vice President, Northern Operations, Utility Services
Harry E. Claypool	Vice President, Southern Operations, Utility Services
Kenneth Clear	Vice President, Northeast Operations, Residential/Commercial Services
Joseph E. Day	Vice President, Western Operations, Residential/Commercial Services
Scott M. Deevers	Vice President, Northern Operations, Utility Services
James E. Doyle	Vice President & GM, Davey Tree Expert Co. of Canada, Limited
Larry R. Evans	Vice President, Operations, Davey Tree Surgery Company
Richard M. Foote	Vice President, Business Development & Client Services, Residential/Commercial Services
James C. Houston	Vice President, Midwest Operations Residential/Commercial Services
Gregory M. Ina	Vice President & GM, The Davey Institute
Kenneth A. Joehlin	Vice President, Business Development, Davey Resource Group
Dan A. Joy	Vice President, Commercial Landscape Services
Brent R. Repenning	Vice President & GM, Davey Resource Group
Douglas M. Soderstrom	Vice President, Operations, Davey Tree Services of Canada
Rodney B. Soderstrom	Vice President & GM, Davey Tree Services of Canada
Emil E. Stahli	Vice President, Finance, Davey Tree Surgery Company
Mark J. Vaughn	Vice President & GM, Eastern Utility Services
William J. Whitmire	Vice President, North Central Operations, Residential/Commercial Services

Subsidiaries

Davey Tree Surgery Company	Livermore, California
Davey Tree Expert Co. of Canada, Limited	Ancaster, Ontario & Vancouver Island, British Columbia
Standing Rock Insurance Company	Burlington, Vermont
The Care of Trees, Inc.	Wheeling, Illinois
Wolf Tree, Inc.	Knoxville, Tennessee

DAVEY.

THE DAVEY TREE EXPERT COMPANY
1500 North Mantua Street, P.O. Box 5193
Kent, Ohio 44240-5193
www.davey.com